53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
July 12, 2019	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Joseph Klinko and Lily Dang

Re:	Better Choice Company Inc.
Form 10-K for the Fiscal Year ended August 31, 2018
Filed December 21, 2018
Form 8-K filed May 10, 2019
Form 8-K filed May 23, 2019
File No. 333-161943

Dear Mr. Kelly and Ms. Dang:

On behalf of Better Choice Company Inc., a Delaware corporation (the “Company” or “BCC”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2019 with respect to the Company’s Form 10-K for the Fiscal Year ended August 31, 2018, filed on December 21, 2018, Form 8-K, filed on May 10, 2019 and Form 8-K, filed on May 23, 2019.

The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

Form 8-K filed May 10, 2019

Item 2.01 - Completion of Acquisition or Disposition of Assets, page 2

1.
We note that on May 6, 2019, you acquired Bona Vida, Inc. and TruPet LLC in exchange for common shares. Given the number of shares issued in each transaction, it appears that you will need to disclose the information prescribed by Item 5.01 on Form 8-K, and identify the accounting acquirer in accordance with FASB ASC 805-10-25-4 and 5, and FASB ASC 805-40, which pertains to reverse acquisitions.

July 12, 2019

You should disclose how you intend to account for these transactions, and the date that you will file the historical financial statements of the businesses acquired, along with a pro forma presentation illustrating the effects of the transactions, to comply with Rule 8-04 and Rule 8-05 of Regulation S-X, and Item 9.01 of Form 8-K.

Response: The Company respectfully advises the Staff that it intends to file a Form 8-K containing the disclosure required by Item 5.01 concurrently with the submission of this letter and in accordance with our analysis below, identifying TruPet LLC as the accounting acquiror. The Company also advises the Staff that it intends to file the historical financial statements of each of Bona Vida, Inc. and TruPet LLC, along with a pro forma presentation illustrating the effects of the Business Combinations (as defined below) to comply with Rule 8-04 and Rule 8-05 of Regulation S-X, and Item 9.01 of Form 8-K, no later than July 22, 2019.

Please submit the analyses that you perform in your application of this guidance. If you believe that either entity does not meet the definition of a business, tell us how you considered the attributes listed in Rule 11-01(d) of Regulation S-X, and provide us with all schedules referenced among Representations and Warranties in the Agreement and Plan of Merger with Bona Vida, Inc. at Exhibit 2.1, and/or the Securities Exchange Agreement with TruPet LLC at Exhibit 2.3, as applicable, and submit the financial statements that were provided to you by these entities, as referenced in those exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and notes that based upon the guidance described in ASC 805-10-25-4 and 5 and as more fully described below, the Company has concluded that TruPet LLC is the “accounting acquirer” in the Business Combinations (as defined below). In addition, pursuant to the guidance in ASC 805-40, the Company believes the Business Combinations meet the requirements for reverse merger accounting.

Background of the Business Combinations

The Business Combinations (as defined below) included the Company and two additional entities:

TruPet, LLC: TruPet, LLC, formed in 2013, manufactures and markets dry raw diet meals, treats and supplements for dogs and cats.  During the calendar year ended December 31, 2018, TruPet LLC had sales of approximately $15 million; gross assets of approximately $6 million; cash of approximately $4 million; approximately $10 million in debt and equity; and an operating loss of approximately $6 million.

July 12, 2019

Bona Vida, Inc.: Bona Vida, Inc., formed in 2018, develops brand and product verticals within the animal CBD supplement space. During the calendar year ended December 31, 2018, Bona Vida, Inc. had zero sales; gross assets of approximately $1.2 million; raised approximately $2.5 million in capital; and an operating loss of approximately $3 million.

On May 6, 2019, the Company closed the acquisitions of Bona Vida, Inc. and TruPet LLC pursuant to the terms of the Agreement and Plan of Merger, dated as of February 28, 2019 (as amended to date, the “Bona Vida Merger Agreement”) and the Securities Exchange Agreement, dated as of February 2, 2019 (as amended to date, the “TruPet Exchange Agreement”), respectively. The acquisitions were consummated by exchanging the Company’s common stock for 93.3% of the outstanding equity interests of TruPet LLC and all of the outstanding equity interests of Bona Vida, Inc., respectively (collectively, the “Business Combinations”). Simultaneous with the closing of the Business Combinations, the Company closed a private placement of its common stock and warrants to purchase its common stock for gross proceeds of $17,184,872 (the “Private Placement”). The Private Placement included the participation of a large pool of accredited investors (49) at a fair market value of $3 per share.

As a result of the Business Combinations and the Private Placement, the Company’s ownership was comprised of the following as of May 6, 2019:

Stockholder Group	Shares Issued	Percentage Ownership
Former members of TruPet LLC	14,079,606	34.4%
Legacy stockholders of the Company	3,134,030	7.7%
Investors in the Private Placement	5,728,325	14.0%
Former stockholders of Bona Vida, Inc.	18,003,273	44.0%
Total	40,945,235	100%

Identification of Accounting Acquirer

With respect to the Staff’s request that the Company identify the accounting acquirer in accordance with FASB ASC 805-10-25-4 and 5, and FASB ASC 805-40, the Company notes that based upon the guidance described in ASC 805-10-25-4 and 5, the Company has concluded that TruPet LLC is the “accounting acquirer” in the Business Combinations.

The Company based this conclusion on the following facts and circumstances:

July 12, 2019

The relative voting rights in the combined entity after the Business Combinations.

According to 805-10-55-12(a), the accounting acquirer usually is the entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. The relative voting rights are determined with respect to the stockholders of the combined entity.

As of the date of the closing of the Business Combinations, the total number of shares of common stock held in the combined entity divided among the three standalone entities being combined was as follows:

•	Bona Vida, Inc. - 44.0%
•	TruPet LLC - 34.4%
•	BCC - 21.6%

The percentage of shares held by BCC is comprised of 7.7% legacy shareholders and 14.0% of new investors pursuant to a Private Placement financing which closed simultaneously with the Business Combinations.  The former Chairman of the Board of Directors of BCC, Mike Young, initiated the Private Placement and the closing of the Private Placement was subject to the completion of the Business Combinations.

Although Bona Vida, Inc. had the largest percentage of ownership immediately after the Business Combinations, Blue Sky Holdings Trust, which is an entity beneficially owned by Lori Taylor (the current Co-CEO of the Company), and John Word III, own approximately 12.9% and 10.1% of the outstanding shares of common stock, respectively, for a total of 23% ownership, and are the two largest current stockholders of the Company. Both Blue Sky Holdings Trust and John Word III held membership interests in TruPet LLC prior to the Business Combinations. The trustee of Blue Sky Holdings Trust is Lori Taylor who is Co-CEO and a director of the combined entity and had a vote in the composition of the board of directors and the management team of the combined entity.

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.

According to 805-10-55-12(b), the acquirer usually is the entity whose single owner or organized group of owners holds the largest voting interest in the combined entity.  The relative voting rights are determined with respect to the stockholders of the combined entity.

July 12, 2019

As noted above, Blue Sky Holdings Trust, which is beneficially owned by Lori Taylor, and John Word III, own approximately 12.9% and 10.1% of the outstanding shares of common stock, respectively, and are the two largest stockholders of the Company. Both Blue Sky Holdings Trust and John Word III held membership interests in TruPet LLC prior to the Business Combinations.

The composition of the governing body of the combined entity.

According to 805-10-55-12(c), the acquirer usually is the entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. The stockholders holding the largest percentage of outstanding stock of a particular entity generally have the greatest ability to elect or appoint or to remove a majority of the members of the governing body.

As of the date of the closing of the Business Combinations, Blue Sky Holdings Trust, which is beneficially owned by Lori Taylor, and John Word III, own approximately 12.9% and 10.1% of the outstanding shares of common stock, respectively, and are the two largest stockholders of the Company.  Both Blue Sky Holdings Trust and John Word III held membership interests in TruPet LLC prior to the Business Combinations.

In addition, the composition of the board of directors of the Company following the Business Combinations was as follows:

•	Michael Galego, Chairman (former Chairman of the board of directors of Bona Vida, Inc.)
•	Michael Young (former Chairman of the board of directors of the Company)
•	Lori Taylor (former member of the board of managers of TruPet LLC)
•	Damian Dalla-Longa (former member of the board of directors of Bona Vida, Inc.)
•	Jeff Davis (former member of the board of managers of TruPet LLC)

The composition of the senior management of the combined entity.

According to 805-10-55-12(d), the acquirer usually is the entity whose former management controls the management of the combined entity.

The senior management of the Company following the Business Combinations is divided evenly among former members of management at Bona Vida, Inc. and TruPet LLC.

The terms of the exchange of equity interests.

July 12, 2019

According to 805-10-55-12(d), the acquirer usually is the entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

As of the date of the closing of the Business Combinations, the Company’s quoted market price on the OTCQB was $6.00 per share.  However, the Company also closed the Private Placement on the same date, in which it sold 5,728,325 shares of its common stock and warrants to purchase its common stock to accredited third party investors at a price of $3.00 per share. Since the shares of the Company’s common stock are not widely traded (the average trading volume during the period from May 6, 2019 to May 10, 2019 was approximately 900 to 18,000 shares of common stock traded per day), the Company believes $3.00 per share represents a more accurate fair market value of the price per share of its common stock at the date of the closing of the Business Combinations.

	Number of Shares	Share Price	Total Consideration
Bona Vida, Inc.	18,003,273	$3.00	54,009,819
TruPet LLC	14,079,606	$3.00	42,238,818
Private Placement Investment Business Combination	5,728,325	$3.00	17,184,975
Better Choice Company Inc. (date prior to closing)	3,134,030	$3.00	9,402,090
Total	40,945,235		$122,835,702

On May 3, 2019 (day prior to combinations), BCC common stock was trading at $6.00 per share, with volume of 31,742 shares traded.

According to 805-10-55-13, the acquirer usually is the entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity or entities. TruPet LLC was the largest entity by most accounting metrics as of the closing of the Business Combinations.

For example, as of 4/30/19 (immediately prior to the closing of the Business Combinations), the breakdown of total assets and revenue of each of the standalone entities being combined was as follows:

•	TruPet LLC
o	Total Assets - $2,586,890
o	Revenue - $4,978,038

•	Bona Vida, Inc.
o	Total Assets - $1,867,554
o	Revenue - $33,101

•	Better Choice Company Inc.
o	Total Assets - $16,158,457 (this includes $14 of funds in escrow of the PIPE financing due upon closing of merger)
o	Revenue - $0

July 12, 2019

Similarly, as of 12/31/18, the breakdown of total assets and revenue of each of the standalone entities being combined was as follows:

•	TruPet LLC
o	Assets - $6,146,694
o	Revenue - $14,784,831

•	Bona Vida, Inc.
o	Assets - $ 1,673,924
o	Revenue - $0

•	Better Choice Company Inc.
o	Assets - $2,564,505
o	Revenue - $260

Conclusion:

Although the percentage of Company’s outstanding shares of common stock held upon the closing of the Business Combinations was the largest for Bona Vida, Inc. among the entities being combined, the two current stockholders holding the largest percentage of our outstanding shares of common stock held membership interests in TruPet LLC prior to the Business Combinations.  The board of directors and the senior management of the Company following the Business Combinations are divided evenly between Bona Vida, Inc. and TruPet LLC, with only one director and no members of senior management from the Company remaining after the Business Combinations. Additionally, although Bona Vida, Inc. received the highest valuation, Trupet LLC has significantly higher revenues and history of revenue than that of Bona Vida, Inc. or the Company.  Furthermore, prior to the Business Combinations, TruPet LLC had a higher value of total assets than either Bona Vida, Inc. or the Company.

Therefore, after analyzing the accounting standards described above, the Company believes the accounting acquirer in the Business Combinations to be TruPet LLC. As a result of concluding TruPet LLC is the accounting acquirer, the acquisition of Bona Vida, Inc. shall be accounted for under the acquisition method of accounting in accordance to ASC 805-10-05-4. The Company further advises the Staff that a decision has not been made as to which accountant will continue as the successor auditor and that the Company intends to file an 8-K announcing the decision within four business days of the date the decision is made.

July 12, 2019

The Company acknowledges there is a considerable amount of judgment in concluding and identifying TruPet LLC as the accounting acquirer, but Company believes this conclusion will fairly report the Business Combinations.

Tell us of any common ownership and business relationships that existed between or among you and these two entities, or them but not involving you, prior to May 6, 2019. Please contact us by telephone if you require further clarification or guidance.

Response:

The Company respectfully advises the Staff that prior to May 6, 2019, the date of the Business Combinations described herein, the Company owned a 6.7% membership interest in TruPet LLC as a result of an investment made by the Company on December 17, 2018. There were no other common ownership and business relationships existing between or among the Company, TruPet LLC and Bona Vida, Inc. prior to May 6, 2019.

Form 8-K filed May 23, 2019

Item 5.02 - Change in Fiscal Year, page 1

2.
We note your disclosure explaining that on May 21, 2019, you changed your fiscal year end from August 31 to December 31, effective for your 2019 fiscal year, and that you plan to file a transition report covering the four months ended December 31, 2018.

Given the apparent change in control and reverse merger on May 6, 2019, please clarify whether the change in fiscal year-end pertains to you, Bona Vida, Inc., or TruPet LLC, and describe the implications of this change for your historical financial reporting in future periodic reports, which should reflect the perspective of the accounting acquirer.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that the change in fiscal year end from August 31 to December 31 pertains to the Company. TruPet LLC’s and Bona Vida, Inc.’s historical reporting fiscal year ends are December 31, respectively. Since TruPet LLC is the accounting acquirer, the Company will prepare and file its periodic reports, including the TruPet LLC financial statements, on a December 31 reporting cycle. The December 31 reporting cycle is consistent with TruPet LLC’s historical financial reporting. The Company also advises the Staff that it intends to file a transition report on Form 10-KT within the prescribed period of time.

July 12, 2019

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1297 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Erika L. Weinberg

Erika L. Weinberg
of LATHAM & WATKINS LLP

cc:	Damian Dalla-Longa, Co-Chief Executive Officer, Better Choice Company Inc.
Lori Taylor, Co-Chief Executive Officer, Better Choice Company Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP